PointsHound Unveils New Loyalty Program
Partners and Multi-Language Capabilities,
Accelerating its EMEA Expansion

Innovative Hotel Booking Service, owned and operated by Points International,
Now Available to Members of EMEA’s Leading Frequent Flyer Programs

LONDON AND TORONTO, May 27, 2015 – PointsHound, the first online hotel booking service designed specifically for frequent travelers which is owned and operated by Points International, a global leader in loyalty currency management, (TSX: PTS; NASDAQ: PCOM), today announced new strategic partnerships with several of Europe, the Middle East and Africa’s (EMEA) leading frequent flyer programs including Alitalia MilleMiglia, Virgin Atlantic Flying Club, and Finnair Plus. These programs join existing PointsHound partners Air France KLM’s Flying Blue, Iceland Air’s Saga Club, and Etihad Guest. This partner expansion allows members of these leading rewards programs to earn even more loyalty currency by booking hotel reservations directly on PointsHound.com.

PointsHound users can now earn frequent flier miles and loyalty rewards points in over 20 loyalty programs on a growing roster of hotels which offer up to 5,000 points or miles per stay. PointsHound hotel reservations can be purchased in more than 25 different currencies including the Euro, Pound Sterling and Swiss Franc.

With one-third of all online bookings in Europe being made through online travel agencies according to Skift’s European State of Travel 2015 report, PointsHound’s expansion within the region provides an attractive alternative to existing aggregators that do not award frequent travelers bonus airline points or miles for their hotel stays.

Additionally, PointsHound has now launched Spanish and Italian language versions of its online service, with more languages rolling out over the course of 2015 – a move that is in-line with travel bookings in Europe, 50% of which are now made online according to the Skift 2015 report.

“Now fully integrated into the Points International organization, we’ve accelerated the PointsHound team’s pace of product development and are seeing strong traction with our EMEA-based loyalty program partners,” said Rob MacLean, CEO of Points. “This geographic region will remain a key focus area as we continue to invest in our consumer platform and deliver best-in-market experiences to our loyalty partners’ most valuable members.”

PointsHound’s new partners also join in Mr. MacLean’s excitement.

“We are thrilled to have PointsHound join the MilleMiglia program," said Lucio Attinà, Managing Director of Alitalia Loyalty. "MilleMiglia Members will have more choice and flexibility in collecting miles, additional incentives and the benefit of rewarding earn opportunities wherever their travels may take them.”

Members of PointsHound have access to over 150,000 hotels worldwide, including boutique and non-chain properties across North America, Europe, the Middle East and Africa. The site is free to use and seamlessly enables loyalty program members to earn points for staying in their favorite hotels as well as to earn bonus rewards in the form of airline miles.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS) (NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

##

Points Investor Relations
Addo Communications
Laura Bainbridge, Kimberly Esterkin
laurab@addocommunications.com; kimberlye@addocommunications.com
310-829-5400

Points Media Relations
ThinkInk PR
Vanessa Horwell
vhorwell@thinkinkpr.com
Direct: +1.305.749.5342 ext. 232
Mobile: +1 305.776.8817